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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sircar, Jagadish C.
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                            Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans-  4.Securities Acquired(A)    5)Amount of    6)    7)Nature of
                                               action      action      or Disposed of (D)        Securities            Indirect
                                                Date        Code                 A              Beneficially   D      Beneficial
                                               (Month/                           or               Owned at     or     Ownership
                                              Day/Year)   Code V    Amount       D    Price     End of Month   I
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
Class A Common Stock                                                                             44,902         D    Direct

           Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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  1)Title of Derivative        2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
        Security                or Exercise     action         action   Securities Acquired (A)               Expiration Date
                                 Price of        Date           Code      or Disposed of (D)
                                Derivative
                                 Security                      Code V   A                    D            Exercisable  Expiration
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
Incentive Stock Option (right    $0.7200                                                                                02/19/09
to buy)
Incentive Stock Option (right    $1.0500                                                                                11/21/12
to buy)
Incentive Stock Option (right    $1.1600       03/13/03       A (1)     50,000                                          03/13/13
to buy)
Incentive Stock Option (right    $1.5500                                                                                12/02/09
to buy)
Incentive Stock Option (right    $1.6250                                                                                11/13/08
to buy)
Incentive Stock Option (right    $2.9060                                                                                03/10/10
to buy)
Incentive Stock Option (right    $3.0000                                                                                05/11/06
to buy)
Incentive Stock Option (right    $3.2900                                                                                03/14/12
to buy)
Incentive Stock Option (right    $3.4000                                                                                04/05/11
to buy)

       Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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  1)Title of Derivative        3)Trans-  7)Title and Amount                           8)Price     9)Number of   10)  11)Nature of
         Security               action      of Underlying                             of Deri-     Derivative          Indirect
                                 Date        Securities                                vative      Securities   D     Beneficial
                                                                        Amount or     Security    Beneficially  or    Ownership
                                                                        Number of                   Owned at    I
                  -                            Title                     Shares                   End of Month
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
Incentive Stock Option (right            Class A Common Stock             4,722                      4,722      D       Direct
to buy)
Incentive Stock Option (right            Class A Common Stock            10,000                     10,000      D       Direct
to buy)
Incentive Stock Option (right  03/13/03  Class A Common Stock            50,000                     50,000      D       Direct
to buy)
Incentive Stock Option (right            Class A Common Stock            50,000                     50,000      D       Direct
to buy)
Incentive Stock Option (right            Class A Common Stock             3,876                      3,876      D       Direct
to buy)

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
Incentive Stock Option (right            Class A Common Stock            10,000                     10,000      D       Direct
to buy)
Incentive Stock Option (right            Class A Common Stock            20,000                     20,000      D       Direct
to buy)
Incentive Stock Option (right            Class A Common Stock             7,500                      7,500      D       Direct
to buy)
Incentive Stock Option (right            Class A Common Stock             7,500                      7,500      D       Direct
to buy)

Explanation of Responses:

(1)
Options vest as follows: One third vest one year from the date of grant, the final two thirds vest daily thereafter through the third anniversary of the option grant.

SIGNATURE OF REPORTING PERSON
/S/ Sircar, Jagadish C.
DATE 03/14/03

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